UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR ATTENDANCE AT THE EXTRAORDINARY GENERAL MEETING June30, 2026 1 MANAGEMENT INVITATION INFORMAÇÕES SOBRE A ORDEM DO DIA I TEMPLATE OF POWER OF ATTORNEY 3 ATTENDANCE AT THE MEETING EXHIBIT: 2 CALL NOTICE 4 INFORMATION ABOUT THE AGENDA 3 1. MANAGEMENT INVITATION DearShareholder, ItiswithgreatpleasurethatIinviteyou,ashareholderofSantanderBrasil,toparticipateinourExtraordinaryGeneralMeeting(“EGM”). ThisManualwaspreparedtoassistyouinunderstandingthematterspresented,providingaconsciousandreasoneddecision-makingprocess,anticipatingpossibleclarificationsandvotingguidelines. Inordertofacilitateyouranalysisandappreciationofthematterstoberesolved,thisManualincludestheinformationmadeavailableinadditiontotheCallNotice. ThisManualmustbereadtogetherwiththeManagementProposalandotherdocumentsrelatedtoourGeneralMeeting,availableontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Weareatyourdisposaltoclarifyanyquestionsthroughtheemailsacionistas@santander.com.brorientedatnon-financialindividualandcorporateinvestorsandri@santander.com.brforinstitutionalinvestors. WehopethatthisManualfulfillsitspurposeinassistingyourdecisionmaking.YourparticipationisessentialfortheCompany. Avenida Presidente Juscelino Kubitschek nº 2041 –mezanino, Vila Nova Conceição, São Paulo/SP 06/30/2026 3:00 p.m. (BRT) Local: Date & Time: 4 2. CALL NOTICE BANCO SANTANDER (BRASIL) S.A. Publicly -Held Company with Authorized Capital CNPJ/MF 90.400.888/0001 -42 - NIRE 35.300.332.067 CALL NOTICE - EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on June 30, 2026 , at 3:00 p.m., at the Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company ”) headquarters, located at Avenida Presidente Juscelino Kubitschek nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve on the following Agenda a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera ” respectively) ; b) To approve the Appraisal Report; c) To approve the Private Instrument of Protocol and Justification of the Merger of Esfera , entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera ”); d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera , pursuant to the article 227 of the Brazilian Law nº 6.404 /76, as amended, (“Merger”) ; and e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders . Observations for participation and Voting during the Meeting Participation in the Meeting : Shareholders, their legal representatives or attorneys -in-fact may participate in the Meeting in any of the following ways : In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents . In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy -two (72) hours before the EGM is held; Remote Voting Ballot : the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual . As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204 /24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision -making . In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures . 5 2. CALL NOTICE Inthissense,theCompanyrecommendsandencouragestheparticipationofitsshareholdersinitsMeetings,usingthevariousparticipationchannelsmadeavailable,whetherthroughtheuseofremotevotinginstruments,throughtheavailableelectronicmeansorevenbysendingwrittenvotestotheCompanyorgrantingstandardizedproxieswithvotinginstructions,inaccordancewiththeinstructionsmadeavailableintheManagementProposalfortheExtraordinaryGeneralMeetingofJune30,2026. General Instructions 1.AsprovidedinCVMResolutionNo.70/22,theminimumpercentageofparticipationinthevotingcapitalrequiredfortheapplicationofthecumulativevotingprocess(processodevotomúltiplo)fortheelectionofthemembersoftheBoardofDirectorsisof5%; 2.Asprovidedin§2ofarticle161ofLawNo.6,404/76andart.4ofCVMResolutionNo.70/22,theinstallationofaFiscalCouncilbytheGeneralMeetingshalloccurattherequestofshareholdersrepresentingatleast2%(twopercent)ofthecommonshares,or1%(onepercent)ofpreferredshares;and 3.ThedocumentsrelatedtothematterstobeexaminedandresolvedattheEGMareavailabletoshareholders(i)attheCompany'sheadquarters,atAvenidaPresidenteJuscelinoKubitschek,nº2041,WtorreJK,9thfloor-CorporateLegalDepartment,wheretheycanbeconsultedonbusinessdays,from10:00a.m.until4:00p.m.,andonitsinvestorrelationswebsite(www.ri.santander.com.br–atCorporateGovernance>>MinutesoftheMeeting); ( ii)onthewebsiteoftheCVM–ComissãodeValoresMobiliários(www.cvm.gov.br)and(iii)onthewebsiteofthestockexchangeB3S.A.-Brasil,Bolsa,Balcão(http://www.b3.com.br). São Paulo, May 28, 2026 Deborah Stern Vieitas Chairman of the Board of Directors 6 3. ATTENDANCE AT THE MEETING SantanderBrasil'sshareholdersmayparticipateintheEGMinperson,byadulyconstitutedattorney-in-fact,asspecifiedinitem3.2below,orbyRemoteVoting. ShareholderswillberequiredtoprovidethefollowingdocumentstoparticipateintheEGM: 3 .1.In-personParticipation SantanderBrasilshareholdersmayparticipateintheEGMbyattendingtheplacewhereitwillbeheldanddeclaringtheirvote,accordingtothetypesofsharestheyown(commonand/orpreferred),andthematterstobevotedon. Corporateshareholders,suchascompaniesandinvestmentfunds,shallberepresentedinaccordancewiththeirArticlesofAssociation,ArticlesofOrganizationorBylaws,deliveringdocumentsprovingtheregularityoftherepresentation,accompaniedbytheMinutesoftheelectionoftheManagers,ifapplicable,attheplaceandtermindicatedintheitembelow.PriortotheEGM,theshareholdersshallsigntheAttendanceBook.ShareholderswithoutvotingrightsmayattendtheEGManddiscussallmatterssubmittedforresolution. Individual: • identity document with photo (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy) Legal Entity: • corporate documents that prove the legal representation of the shareholder (original or copy) • legal representative's identity document with photo (original or copy) InvestmentFund: • identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) 7 3. ATTENDANCE AT THE MEETING 3.2.ParticipationbyProxyTheshareholdermayberepresentedattheEGMbyanattorney-in-fact,dulyappointedunderapublicorprivateinstrument,andpursuanttoarticle126,§1oftheCorporationsAct,theattorneys-in-factshallhavebeenappointedlessthanone(1)yearago,andtheyshallbe(i)shareholdersoftheCompany,(ii)managersoftheCompany,(iii)lawyers,or(iv)financialinstitutions,withtheinvestmentfund’smanagerbeingresponsibleforrepresentingthequotaholders. TheoriginalsorcopiesofthedocumentsmentionedabovemaybedeliveredattheCompany'sprincipalplaceofbusinessbythetimetheEGMisheld. However,inordertofacilitateshareholders'accesstotheEGM,werecommendthatthedeliveryofsuchdocumentsbemadeatleastseventy-two(72)hoursbeforetheEGMisheld. Inthecaseofsubmittalofdocumentsviaemail,werequestthattheshareholdercontacttheCompany,sothattheoriginalsorcopiescanbedeliveredbythedaytheEGMisheld. IncasetheShareholderisunabletoattendtheEGMorcannotyetberepresentedbyanattorney-in-factofhis/her/theirchoice,theCompanywillmakeavailableanattorney-in-facttovotefortheshareholder,inaccordancewithhis/her/theirvotinginstructions,accordingtothepowerofattorneytemplateinExhibit1tothisManual. Furthermore,itshouldbenotedthatinadditiontothepowerofattorney,theshareholdershallforwardthedocumentsrequiredbytheCompanytoparticipateintheEGM,asprovidedforinitem3above. ThedocumentsshallbedeliveredattheCompany’sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschek,No.2041–BlocoA-VilaNovaConceição-SãoPaulo–SP,26thfloor–InvestorRelations,email:ri@santander.com.br. 3.3.RemoteVotingParticipation Pursuanttoarticles26etseq.ofCVMResolutionNo.81/22,theCompany'sshareholdersmayalsovoteatshareholders’meetingsbymeansofremotevoting,tobeformalizedthroughthe“remotevotingballot”(“Ballot”),thetemplateofwhichisavailableintheCorporateGovernanceareaoftheCompany’sInvestorRelationswebsite(www.ri.santander.com.br),oronthewebsiteoftheBrazilianSecuritiesandExchangeCommission–CVM(http://sistemas.cvm.gov.br/?CiaDoc). Theshareholderthatchoosestoexercisehis/her/theirvotingrightsremotelyshalldosobyoneoftheoptionsdescribedbelow: 8 3. ATTENDANCE AT THE MEETING (I) Submittal of the Ballot to Custody agents or Central Depository The Shareholder who chooses to exercise the remote vote through its respective custody agent ("Custodian") shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depositary observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão . Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose. The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 06/26/2026 (including), unless defined otherwise by them. (II) Submittal of the Ballot by the Shareholder to the Bookkeeper The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed ; (ii) all pages shall be initialed ; (iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be submitted to the Bookkeeper by 06/26/2026 (including) (i) to the following address : Banco Santander (Brasil) S.A. – Shareholders Bookkeeper – Rua Amador Bueno, 474 – 2nd floor – Red Sector - Santo Amaro – São Paulo/SP – CEP 04752 -005 ; or (ii) via email, to the email address acoes@santander ..com.br. After receiving the documents, the Bookkeeper will notify the Shareholder of their receipt and acceptance within 3 (three) days. If the submitted documentation is not considered suitable, the Ballot will be considered invalid, and the Shareholder may regularize it until 06/26/2026 (including) . Ballots received by the Bookkeeper after 06/26/2026 will be disregarded . 9 3. ATTENDANCE AT THE MEETING (III) SubmittaloftheBallotdirectlytotheCompany TheShareholderwhochoosestocasttheremotevotethroughtheCompanyshallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/itslegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheCompanyby06/26/2026(including)(i)tothefollowingaddress:BancoSantander(Brasil)S.A.–InvestorRelations–AvenidaPresidenteJuscelinoKubitscheck,nº2041–26ºandar–VilaNovaConceição–SãoPaulo/SP–CEP04543-011;or(ii)viaemail,totheemailaddress: ri@santander . com . br . Afterreceivingthedocuments,theCompanywillnotifytheShareholderoftheirreceiptandacceptancewithin3(three)days.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotwillbeconsideredinvalid,andtheShareholdermayregularizeituntil06/26/2026(including). BallotsreceivedbytheCompanyafter06/26/2026(including)willbedisregarded. 10 3. ATTENDANCE AT THE MEETING GeneralInformation: ➢ inaccordancewithArticle44ofCVMResolutionnº81,theCentralDepositoryofB3S.A.-Brasil,Bolsa,Balcão,uponreceivingthevotinginstructionsfromtheshareholdersthroughtheirrespectivecustodyagentsshalldisregardanydiverginginstructionsirelationtothesameresolutionthathasbeenissuedbythesameCPForCNPJregistrationnumber;and ➢ uponterminationofthedeadlineforremotevoting,inotherwords,by06/27/2026(including),theshareholderwillnotbeabletochangethevotinginstructionsalreadysent,exceptifattendingtheShareholders'Meetingorrepresentedbypowerofattorney,uponexpressrequestfordisregardofthevotinginstructionssentthroughtheBallot,beforetherespectivematter(s)issubjecttovoting. 3.4.ADRholders HoldersofAmericanDepositaryShares(ADSs)shallbegiventherighttovoteonthematterslistedontheAgenda,subjecttothesamecriteriaappliedinrelationtonationalinvestors,accordingtothetypeofshares(commonorpreferred)onwhichtheirADSsarebacked.ADSholderswillbedulyinstructedbyTheBankofNewYorkMellon,depositoryinstitutionforADSsbackedbySantanderBrasilshares. 11 4. INFORMATION ABOUT THE AGENDA BelowyoushallfindclarificationsmadebytheCompany’smanagementregardingeachoftheitemstoberesolvedintheEGM.AccordingtotheCallNoticemadeavailabletotheshareholders,ourEGMshalltakeresolutionsregardingthefollowingmattersoftheAgenda: I- ToRATIFYthehiringofPricewaterhouseCoopersAuditoresIndependentesLtda.,asaspecializedcompanyresponsibleforpreparingtheappraisalreportofEsferaFidelidadeS.A.(“AppraisalReport”and“Esfera”respectively); Company'smanagementproposestheratificationofthehiringofthespecializedcompanyPricewaterhouseCoopersAuditoresIndependentesLtda.,headquarteredinthecapitaloftheStateofSãoPaulo,atAv.BrigadeiroFariaLima,3732,16thfloor,parts1to6,EdifícioAdalmiroDellapeBaptistaB32,ItaimBibi,ZipCode04538-132,enrolledwiththeCNPJ/MFunderNo.61.562.112/0001-20(“Appraiser”),asaspecializedcompanyresponsibleforpreparingtheAppraisalReportofEsfera,assessedatbookvalue,basedonitsbalancesheetasofApril30,2026. TheinformationrequiredbyExhibitLofCVMResolution81/22isdescribedinExhibitIIoftheManagementProposal. II- ToAPPROVEtheAppraisalReport AccordingtotheAppraisalReport,thevalueofthenetequityofEsferacorrespondstoR$1,091,336,519.58(onebillionninety-onemillionthreehundredthirty-sixthousandfivehundrednineteenBrazilianreaisandfifty-eightcentavos). ForthepreparationoftheAppraisalReport,theAppraisertookintoaccountthesubsequenteventsoccurringbetweenDecember31,2025andthedateoftheAppraisalReport,whichaffectedtheEsfera’snetequity,asdescribedinthisProtocolandJustificationoftheMergerofEsferaandintheAppraisalReport. TheequityvariationsthatoccurredbetweenthedateoftheAppraisalReportandthedateoftheEGMwillbeabsorbedbytheCompany,inaccordancewiththeprovisionsofarticle26,§2,ofCMNResolutionNo.4,817ofMay29,2020. TheCompany'smanagementproposestheapprovaloftheAppraisalReportpreparedbytheAppraiser,thecopyofwhichisincludedasExhibitIIIoftheManagementProposal. 12 4. INFORMATION ABOUT THE AGENDA III- ToAPPROVEthePrivateInstrumentofProtocolandJustificationoftheMergerofEsfera,enteredintoonMay28,2026(“ProtocolandJustificationoftheMergerofEsfera”); Company'smanagementproposestheapprovaloftheProtocolandJustificationoftheMergerofEsfera,signedonMay28,2026. TheProtocolandJustificationoftheMergerofEsferarecordsthatthenetequityofEsfera,asdeterminedbyPricewaterhouseCoopersAuditoresIndependentesLtda.,isR$1,091,336,519.58(onebillionninety-onemillionthreehundredthirty-sixthousandfivehundrednineteenBrazilianreaisandfifty-eightcentavos),onthebasedateofApril30,2026(“Net Equity”),consistingof:(i)totalassetsamountingtoR$3,338.5million,mainlycomposedofcash,financialinvestments,accountsreceivablefromcustomersandintangibleassets;(ii)netliabilitiesamountingtoR$2,247.1million,composed,amongothers,ofobligationsforpointredemptions,accountspayable,taxandlaborobligations. SincetheNetEquityiscomprisedoftheassetsandliabilitiesofEsfera,whichisawholly-ownedsubsidiaryofBancoSantander,suchequityisalreadyreflectedintheCompany'sfinancialstatements.Therefore,themergerofEsferaatbookvaluewillnotresultinacapitalincrease,issuanceofshares,orsharedilutionattheCompany. Inthisregard,theProtocolandJustificationoftheMergerofEsferaconstitutesExhibitIVoftheManagementProposal. TheinformationrequiredbyExhibitIofCVMResolution81/22isdescribedinExhibitVoftheManagementProposal. 13 4. INFORMATION ABOUT THE AGENDA IV- ToAPPROVEthemergerofEsferaintotheCompany,underthetermsoftheProtocolandJustificationoftheMergerofEsfera,pursuanttothearticle227oftheBrazilianLawnº6.404/76,asamended,(“Merger”) TheCompany'smanagementrequestsapprovalforthemergerofEsferaintotheCompany,underthetermsandconditionssetforthintheProtocolandJustificationoftheMergerofEsfera. WeherebynotethatthemergerwillnotresultinanincreaseintheCompany'sequity,since100%(onehundredpercent)ofthesharesissuedbyEsferaaredirectlyownedbytheCompany,andtheCompanyalreadyrecordstheaforementionedcompanyinitsconsolidatedfinancialstatements. TherewillbenoneedforanyamendmenttotheCompany'sBylaws,andsincetheCompanyisthesoleshareholderofEsfera,theprovisionsregardingwithdrawalrights,assetforthinArticle137ofLawNo.6,404/76,donotapplytothemerger. V- Ifthepreviousmattersareapproved,AUTHORIZEandRATIFYalltheactsoftheCompany'smanagementnecessaryfortheeffectivenessoftheresolutionsproposedandapprovedbytheCompanysshareholders Asaresultoftheapprovalofitems4.1to4.4,above,theCompany'smanagementproposestotheshareholdersthegrantingofanauthorizationformanagementmemberstoperformalltheacts,recordsandannotationsnecessaryand/orappropriateforimplementationoftheintendedoperation,includingtheratificationofactsalreadyperformedbymanagement,includingtheproperfilingandpublicationofallactsrelatedtothemerger,pursuanttoarticle227,§3,ofLaw6,404/76. EXHIBIT 15 EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY POWER OF ATTORNEY [SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys - in-fact Messrs . CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182 .414 and under the CPF/MF under no. 124 .143 .167 .13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358 ..447 and under the CPF/MF under no. 409 .544 .508 -41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on June 30, 2026 , at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda : a) To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera ” respectively) . ( ) For ( ) Against ( ) Abstention b) To APPROVE the Appraisal Report. ( ) For ( ) Against ( ) Abstention (c) To APPROVE the Private Instrument of Protocol and Justification of the Merger of Esfera , entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera ”). ( ) For ( ) Against ( ) Abstention (d) To APPROVE the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera , pursuant to the article 227 of the Brazilian Law nº 6.404 /76, as amended, (“Merger”) . ( ) For ( ) Against ( ) Abstention (e) If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders . ( ) For ( ) Against ( ) Abstention 16 EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY TheGranteesareherebyauthorizedtoabstainfromanyresolutionoractforwhichtheyhavenotreceived,attheirdiscretion,sufficientlyspecificvotingguidelines.TheGrantorshallholdtheGranteesaboveharmlessandfreefromanyandallclaims,disputes,demands,losses,ordamages,ofanynature,arisingfromthefulfillmentofthisinstrument,exceptincasesofactsperformedinanabusiveandexcessivemanner,pursuanttothelegislationineffect. ThispowerofattorneyshallonlybevalidfortheCompany'sExtraordinaryGeneralMeetingmentionedabove. [Location],[day]of[month]2026. _____________________________________________ [SignatureoftheGrantor]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer